John Hancock Asset-Based Lending Fund

200 Berkeley Street

Boston, MA 02116

June 27, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Christopher R. Bellacicco

Re:	John Hancock Asset-Based Lending Fund - File Nos. 333-260182, 811-23748

Dear Mr. Bellacicco:

On behalf of the John Hancock Asset-Based Lending Fund (the “Fund”), we submit this letter in response to comments received by telephone on June 23, 2022 from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) in connection with the pre-effective amendment to the registration statement on Form N-2 for the Fund filed with the SEC on June 14, 2022, accession no. 0001133228-22-003907 (the “Registration Statement”).

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Fund will seek effectiveness of its Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment.

For convenience, we have set forth each comment below, followed by the Fund’s response. Unless otherwise stated, capitalized terms have the same meaning as in the registration statement.

GENERAL

PROSPECTUS

Page 16 – Investments Held in Non-US or US Subsidiaries

1.	The Staff re-issues Comment 13.a.-f. of the prior correspondence filed on February 23, 2022 (“Prior Comments”) but requests that the Fund please provide such information with respect to the US Subsidiaries. Therefore, with respect to each US Subsidiary:

June 27, 2022

a.	Disclose in an appropriate section of the prospectus that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with each US Subsidiary.

Response: This change will be made.

b.	Disclose in an appropriate section of the prospectus that any investment adviser to a US Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between a US Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and such US Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the US Subsidiary’s investment advisory agreements may be combined.

Response: This change will be made.

c.	Disclose in an appropriate section of the prospectus that each US Subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of each US Subsidiary, if any.

Response: This change will be made.

d.	Disclose in an appropriate section of the prospectus any of each US Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The principal investment strategies and principal risks already disclosed in the Fund’s prospectus and SAI appropriately reflect the aggregate operations of the Fund and each US Subsidiary. To the extent they are applicable to the investment activities of a US Subsidiary, such US Subsidiary will be subject to the same investment restrictions and limitations (on an aggregate basis with the Fund), and follow the same compliance policies and procedures, as the Fund. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

e.	Explain in correspondence whether the financial statements of each US Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund so confirms that the financial statement of each US Subsidiary will be consolidated with those of the Fund.

June 27, 2022

f.	Confirm in correspondence that: (1) each US Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and each US Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; and (2) each US Subsidiary and its board of directors will agree to inspection by the SEC staff of such US Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund so confirms.

Page 22-23 – Fees and Expenses

2.	The Staff re-issues Comment 15 of the Prior Comments and requests the Fund please disclose the asset levels on which fees in the fee table are based. For example, if they are calculated according to a weighted average of anticipated Fund assets over the first year, state so.

Response: This change will be made.

3.	The Staff notes that with respect to footnotes #6 and #7 under the Fees and Expense table, there do not appear to be corresponding footnote markers provided in the table for each footnote. Please include specific footnote markers in the fee table.

Response: The appropriate footnote markers will be added.

Page 23-24 – Example

4.	The Staff notes that the Expense section has two columns for each class of shares of the Fund: “Sold” and “Not Sold.” The Staff requests further clarification as to what this distinction represents.

Response: The distinction reflects the difference in expenses to a shareholder as a result of the early withdrawal fee, such that the “Sold” column shows the expenses assuming shares were tendered for repurchase and the “Not Sold” column shows the expenses assuming shares were not tendered for repurchase.

5.	The disclosure under the Example provides as follows:

“If your Shares are repurchased by the Fund in the first year that you hold them, they will be subject to the 2% Early Repurchase Fee. The 1-year expense figure for such Shares under the assumptions of this example would be $50 for Class I Shares, $171 for Class S Shares and $137 for Class D Shares.”

The Staff notes that the figures provided for Class S and Class D appear to represent the 3-year expense figure for each class based on the figures provided in the Expense section. Please confirm whether these figures should be updated.

June 27, 2022

Response: These figures will be updated to reflect the appropriate 1-year expense figure for Class S Shares and Class D Shares (i.e., $92 and $67), respectively.

Page 37 – Loan Origination

6.	The Staff re-issues Comment 14.c. of the Prior Comments and requests the Fund please disclose the underwriting standards for those loans that the Fund may originate.

Response: This change will be made. In particular, the Fund will disclose that Subadvisor’s investment process begins with the relevant portfolio management team, which establishes a rigorous sourcing and underwriting process that the Subadvisor believes positions it to capitalize on a broad universe of asset-based investment opportunities. This process is overseen by the portfolio managers, under the direction of the Subadvisor’s Chief Investment Officer, and with contribution from senior investment professionals who focus on idea and opportunity generation. Once an opportunity has been identified, it is presented to senior members of the relevant portfolio management team and evaluated based on, among other factors, risk, mitigants, potential return and scalability. If senior members of the relevant portfolio management team believe the opportunity is attractive, then the investment due diligence process commences. This process is performed by senior investment professionals and generally involves a comprehensive cash flow analysis of the underlying assets, underwriting of counterparty credit risk, internal and external asset valuation analysis, on-site due diligence (if necessary) and negotiation of investment terms (pricing and covenants). Senior members of the portfolio management team provide feedback during the due diligence process. A detailed investment memorandum is then prepared by the portfolio management team and presented to the Subadvisor’s Investment Committee for required approval. The Subadvisor focuses on mitigating tail events through stress testing its underwriting assumptions and working closely with asset management and in-house legal personnel to structure loan level covenants that help to mitigate tail risks. The Subadvisor seeks to achieve these goals through an integrated approach with equal emphasis on underwriting, asset management and legal expertise.

Page 78 – The Advisor and the Subadvisor

7.	The Staff re-issues Comment 27 of the Prior Comments and requests the Fund provide a basis for an investor to assess the expertise and experience of the Adviser with respect to the foreign markets in which the Fund will invest. See Guide 9 to Form N-2.

Response: The Fund will enhance the disclosure as follows consistent with our response provided in the Prior Comments:

Marathon is a global credit manager with $23 billion in assets under management. The firm was formed in 1998 by Chairman & CEO Bruce Richards and CIO Louis Hanover. With offices in New York City, London, and Tokyo the firm has

June 27, 2022

approximately 160 employees worldwide. The Subadvisor’s investment team has experience in both U.S. and non-U.S. markets and has managed four European credit and real estate investment funds that have deployed over €1.4 billion of net equity invested. Marathon deploys capital in the public and private credit markets, corporate loans and bonds, emerging market debt and structured credit markets, including real estate and asset-based lending. Marathon currently manages $5 billion in asset-based credit investments as of December 31, 2021. The Subadvisor is located at One Bryant Park, 38th Floor, New York, NY 10036.

STATEMENT OF ADDITIONAL INFORMATION

Page 22 – Investment Restrictions

8.	The Staff notes that the many of the classifications identified by the concentration policy appear to be part of the same industry. Please explain to the Staff how these constitute reasonable industry classifications or please revise the Concentration Policy.

Response: In response to the Staff’s comment, the Fund has eliminated certain of the industry separations as set forth in the revised excerpt below. Although the Fund believes that there are valid economic justifications to treat the deleted categories as separate industries, the change is being made to accommodate the Staff’s comment. The Fund strongly believes that the remaining industry distinctions remain appropriate for a number of reasons. For each of these categories, there are meaningful differences in performance, associated investment and other risks that are sufficiently material that classification of similar assets (e.g., aircraft and shipping) may appropriately be viewed as distinct and separate industries. The Fund believes in this regard that the broader categories are more appropriately viewed as economic sectors composed of distinct industries. The Fund notes that this approach for determining industry classification is consistent with Guide 19, to a prior version of Form N-1A. Guide 19 broadly allowed registrants to define their own particular industry classifications as long as the registrants ensured that their classifications were reasonable and that the companies within a particular industry had materially similar primary economic characteristics. That is the approach that has been followed in this case as noted above.

In our view, the industries listed are subject to specific factors that may affect performance in disparate ways, including use case for the underlying asset, lessee type, borrower type, supply-demand dynamics, maintenance costs and complexity, and cost of production, among other factors. Securitizations are structured into tranches, and due to credit support and payment waterfall considerations, can result in investment profiles that may differ significantly versus the underlying asset or loan.

In aircraft, there has been notably more stability in narrow body plane valuations, while wide body planes have experienced materially more risk and valuation decline due to exposure to international business travel and lack of airline sponsorship. Relative to wide body planes, narrow body planes have significantly more vessels in service, carry meaningfully less passengers, and service shorter, typically domestic routes. The narrow body Boeing 737 and Airbus A320 families are the highest selling aircraft families of all time and are relied upon for their route flexibility by airlines of all types and sizes.

In commercial real estate, we note significant differences in investment risk profile between the different industries listed. Consumer driven property types such as multifamily, single-family rentals and self-storage continue their resilient performance with above-trend levels of rent growth. Meanwhile gateway city office markets, particularly on the coasts, continue to struggle due to excess capacity and adaptation to hybrid work frameworks. Hospitality assets, after an extended pause post Pandemic, are now leading the recovery and decline in delinquency rates across the sector.

Notwithstanding the foregoing, the Fund proposes the following changes to the concentration policy:

Concentration. The Fund will not concentrate its investments in any industry. For purposes of this restriction, (1) “concentrate” means invest more than 25% of the Fund’s total assets (measured at the time of any investment) in any industry and (2) the Fund treats: (A) each of the following, without limitation, as a separate industry: commercial real estate (office), commercial real estate (warehouse), commercial

June 27, 2022

real estate (retail), commercial real estate (hospitality), commercial real estate (multifamily), aircraft (narrow body), aircraft (wide body), ~~aircraft (freighter), aircraft (engine leasing),~~ shipping (bulk), shipping (container), shipping (tankers), ~~shipping (gas carriers), shipping (workboats),~~ healthcare (~~cancer devices and~~ drugs), healthcare (~~diabetes~~ devices ~~and drugs~~), ~~healthcare (orphan drugs), corporate asset-based loans,~~ consumer loans, residential real estate loans ~~(legacy), residential real estate loans (new origination)~~ and auto loans; (B) treats different types of securitizations as separate industries based on the underlying asset type (for example, investments in securitizations of commercial real estate (office), commercial real estate (warehouse), commercial real estate (retail), commercial real estate (hospitality), commercial real estate (multifamily), aircraft (narrow body), aircraft (wide body), ~~aircraft (freighter), aircraft (engine leasing),~~ shipping (bulk), shipping (container), shipping (tankers), ~~shipping (gas carriers), shipping (workboats),~~ healthcare (~~cancer devices and~~ drugs), healthcare (~~diabetes~~ devices ~~and drugs~~), ~~healthcare (orphan drugs), corporate asset-based loans,~~ consumer loans, residential real estate loans ~~(legacy), residential real estate loans (new origination)~~ and of auto loans are each treated as separate industries from each other), and (C) treats investments in securitizations of each type of underlying asset as a separate industry from investments directly in the underlying asset type (for example, investments in securitizations of ~~legacy~~ residential real estate loans are treated as a separate industry from direct investments in such loans).

[SIGNATURE PAGE FOLLOWS]

June 27, 2022

*  *  *

If you have any questions, please contact Pablo Man at Pablo.Man@klgates.com or at (617) 951-9209, George Zornada at George.Zornada@klgates.com or at (617) 261-3231, Mark Goshko at Mark.Gosko@klgates or at (617) 261-3163 or me at bseel@jhancock.com.

Sincerely,

/s/ Betsy Anne Seel
Betsy Anne Seel

cc:	Mark Goshko, Esq.
George Zornada, Esq.
Pablo Man, Esq.